UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file Number 1-12804

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

(Full title of the Plan)

mobile mini, inc.

(Name of the issuer of the securities held pursuant to the Plan)

4646 E. VAN BUREN, SUITE 400

PHOENIX, ARIZONA 85008

(Address of principal executive office of the issuer)

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Financial Statements

And

Supplemental Schedules

December 31, 2018 and 2017

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

*

Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator, Administrative Committee and Audit Committee of

Mobile Mini, Inc. Profit Sharing Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of delinquent participant contributions and assets (held at end of year) as of or for the year ended December 31, 2018 (collectively referred to as the supplemental information) have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2003.

Phoenix, Arizona

June 28, 2019

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

As of December 31, 2018 and 2017

	2018	2017
Assets
Investments at fair value	$25,009,129	$25,257,201
Notes receivable from participants	820,404	594,137
Contributions receivable	—	88,724
Other employer contributions receivable	—	15,994
Total assets	25,829,533	25,956,056

Liabilities
Excess employee deferrals	52,995	6,548
Net assets available for benefits	$25,776,538	$25,949,508

The accompanying notes are an integral part of these statements

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2018

Additions to net assets attributed to:
Contributions:
Participant	$3,400,340
Rollovers	533,432
Employer	595,492
Total contributions	4,529,264
Interest income on notes receivable from participants	35,062
Interest and dividends	110,499
Total additions	4,674,825

Deductions from net assets attributed to:
Benefits paid to participants	2,835,955
Net depreciation in fair value of investments	1,882,969
Administrative fees	128,833
Other loss	38
Total deductions	4,847,795
Net decrease in net assets available for benefits	(172,970)

Net assets available for benefits
Beginning of year	25,949,508
End of year	$25,776,538

The accompanying notes are an integral part of these statements

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2018 and 2017

Note 1 – Plan Description

The following is a brief description of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”).  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General.  The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of the eligible employees of the Company.  Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants may apply to withdraw their 401(k) contributions in the event a Participant is over age 59 1/2, or apply for a loan when the Participant has a financial hardship as stipulated in the Plan provisions. Only funds from an active employee’s other investment options (not Company stock in the Plan) can be used to provide the funds for the loan or withdrawal.

Trustee.  The Plan engaged Wells Fargo Bank, N.A (the “Trustee” or “Wells Fargo”) as Trustee and Custodian to the Plan, as well as to provide recordkeeping, custodial and administrative services to the Plan. All Plan assets are held in trust with the Trustee.

Eligibility.  Employees are eligible to participate in the Plan with Participant elective deferrals on the first day of the following month upon meeting the following eligibility conditions: (1) completed 30 days of service and (2) have attained age 18. Employees were also eligible for the Company’s discretionary matching contribution and the Company’s non-elective contribution on the first day of the following month upon meeting the following eligibility conditions:  (1) completed one period of service, which is twelve months after the Participant’s date of hire and (2) have attained age 18. Generally, employees of acquired companies, who meet the eligibility conditions of the Plan, may participate immediately upon acquisition.

Contributions.  Participants may contribute a fixed amount or a percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. Participants may roll over distributions from other qualified plans and certain Individual Retirement Accounts to the Plan within 60 days of receipt of the distribution.

The Company provides a discretionary match to eligible Participants in the amount of 25% of the Participants’ contributions, up to 8% of their annual salary. The discretionary match is Participant directed and is deposited to the Participants’ account on a bi-weekly basis. At its sole discretion, the Company may make an additional non-elective contribution to Participants who are employed by the Company for one year and on the last day of the Plan year. There was no discretionary non-elective contribution made in 2018.

Participant and Company contributions made on behalf of highly compensated employees are limited pursuant to non-discrimination rules set forth in the Plan document and the applicable IRC.

Participant Accounts.  Separate accounts are maintained for each Participant. Each Participant’s 401(k) account is credited with the Participant’s contribution and rollovers, the Company’s matching contributions and any allocation of the Company’s discretionary non-elective contributions. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account balance.

Vesting.  Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service.

Forfeitures.  Upon a Participant’s termination, the unvested portion of the Company’s contributions in the Participant’s account is forfeited. Forfeited non-vested accounts totaled $38,395 and $40,446 at December 31, 2018 and 2017, respectively. During 2018, $36,832 of forfeited non-vested accounts was used to pay administrative expenses.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2018 and 2017

Administration.  The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. Administrative expenses may be paid through forfeited unvested accounts.

Distributions.  Vested benefits are distributed to Participants upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; (3) financial hardship as stipulated in the Plan provisions; or (4) disability or death. Vested benefits are distributed to Participants (or the designated beneficiary) in a lump-sum payment or installment payments. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.

Notes Receivable from Participants.  The Plan allows Participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan loan policy and the IRC. Notes receivable from Participants as of December 31, 2018 and 2017 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year end. The loans are secured by the vested balance in the Participant’s account. As of December 31, 2018, the term of loan repayments ranges from less than 1 year up to fifteen years and loans bear interest between 4.25% and 8.00%. Principal and interest are paid ratably through payroll deductions.

Amendment and Termination of the Plan.  The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination.  No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 - Significant Accounting Policies

Method of Presentation.  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2018 and 2017 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2018. Actual results could differ from those estimates.

Risks and Uncertainties.  The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the general level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments could occur and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits. These and other economic events may have a significant adverse impact on investment portfolios in the near term.

Investment Valuation.  The Plan’s investments are stated at fair value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by the Trustee based on net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Net Depreciation in Fair Value.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments. Net depreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Benefits.  Benefits are recorded when paid.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2018 and 2017

Impact of Recently Issued Accounting Standards.  In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06 - Employee Benefit Plan Master Trust Reporting. The ASU will require an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, respectively. The ASU is effective for fiscal years beginning after December 15, 2018 with early adoption permissible. This ASU is not applicable to the Plan as it does not have an interest in a master trust.

Note 3 – Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 820 Fair Value Measurement and Disclosures establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or collaborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There has been no changes to methodologies used at December 31, 2018 and 2017.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the Net Asset Value (“NAV”) of shares held by the Plan at year end based on readily determinable fair values.

Collective trust funds:  The collective trust fund investments are valued at NAV per share, which is a practical expedient used to estimate the fair value of each respective fund. The investments underlying the collective trust fund include other publicly traded investment funds and are valued at the respective fund's NAV. The collective trust fund does not have a finite life, unfunded commitments, or significant restrictions on redemptions. Accordingly, these investments have been excluded from the fair value hierarchy.

The preceding methods may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The carrying amounts of cash, receivables, and excess employee deferrals approximate fair values based on their short-term nature.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2018 and 2017

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments.

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock	$1,235,266	$—	$—	$1,235,266
Mutual funds	4,873,690	—	—	4,873,690
Total investments in fair value hierarchy	6,108,956	—	—	6,108,956
Collective trust funds	—	—	—	18,900,173
Total investments	$6,108,956	$—	$—	$25,009,129

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock	$1,592,623	$—	$—	$1,592,623
Mutual funds	4,118,817	—	—	4,118,817
Total investments in fair value hierarchy	5,711,440	—	—	5,711,440
Collective trust funds	—	—	—	19,545,761
Total investments	$5,711,440	$—	$—	$25,257,201

Note 4 – Excess Employee Deferrals

The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2018 and 2017 Plan years, and it was determined certain Participants would be refunded a portion of their contributions.  The refunds accrued at December 31, 2018 and 2017 and refunded in 2019 and 2018 were $52,995 and $6,548, respectively.

Note 5 – Tax Status of the Plan

The Plan is a non-standardized prototype plan developed by the Plan Sponsor of the Plan.  The Plan obtained its latest opinion letter on March 31, 2008, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the opinion letter consisting primarily of changes resulting from changes in regulations.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified, and the related trust remains tax-exempt at December 31, 2018.  Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Note 6 – Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee.  In addition, the Plan holds an investment in the Company’s common stock.  These transactions are considered exempt party-in-interest transactions. Of the total administrative fees of $128,833, $95,450 was paid to the Trustee and is considered exempt party-in-interest transactions. In addition, $33,383 was paid to First Western Trust for investment advisory fees and are not considered party-in-interest transactions.

Note 7 – Delinquent Participant Contributions

The Department of Labor’s Regulation 29 CFR 2510.3-102 requires defined contribution plans to remit plan assets withheld from Participant’s compensation as of the earliest date on which such contributions or repayments can reasonably be segregated from the Company’s general assets, but in no event, later than the 15th business day of the month following the month in which the participant contribution or loan repayment amounts are withheld. For the year ended December 31, 2017, the Company failed to remit certain Participant contributions to the Plan in a timely manner, thus constituting non-exempt transactions between the Plan and the Company, as reported on Schedule H, line 4(a); Schedule of Delinquent Participant Contributions (“Schedule H, line 4(a)”).

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2018 and 2017

There were no delinquent Participant contributions during the 2018 Plan year. For the 2017 Plan year, $847 of delinquent Participant contributions were not remitted to the Plan as of December 31, 2017 and were thus included in contributions receivable on the Statements of Net Assets Available for Benefits. These delinquent contributions, including any lost earnings, were remitted to the plan in 2018 and are reflected in Schedule H, line 4(a).

Note 8 – Subsequent Events

Effective January 1, 2019, the Plan agreement was restated to incorporate changes in the overall benefit offering to eligible employees of the Company. As a result of the changes, the Plan has become a 401(k) safe harbor plan. In addition, the Company will match 100% of an eligible Participant’s contributions up to 3% of their pay, plus 50% over 3% up to 5% of their pay, with 100% of the matching contribution vesting immediately. Finally, Participants will have the option to make after-tax contributions to a Roth 401(k).

In addition to the changes to the Plan agreement, Principal Financial (“Principal”) is the new Trustee and Custodian to the Plan effective January 1, 2019. All Plan assets were transferred to Principal as of February 1, 2019 and subsequently allocated to Participant accounts and reinvested in funds offered by Principal. Participants that did not make fund selections prior to the Plan transfer to Principal had their accounts invested in a target date fund based on the age and estimated retirement date of the Participant.

Plan management has evaluated subsequent events through the date the financial statements of the Plan were issued.

SUPPLEMENTAL SCHEDULES

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(a); Schedule of Delinquent Participant Contributions

For the year ended December 31, 2018

				Total that Constitutes Nonexempt Prohibited Transactions
Payroll Date	Fund Date	Participant Contributions Transferred Late to Plan	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
09/01/2017	06/26/2018	$847	☐		$847
Total		$847		$-	$847	$-	$-

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

As of December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, interest rate, collateral, par or maturity value	(d) Cost	(e) Current Value
Collective trust funds
	Principal	Principal Lifetime Hybrid Target 2010	***	$70,178
	Principal	Principal Lifetime Hybrid Target 2015	***	682,032
	Principal	Principal Lifetime Hybrid Target 2020	***	1,101,960
	Principal	Principal Lifetime Hybrid Target 2025	***	3,571,966
	Principal	Principal Lifetime Hybrid Target 2030	***	2,675,744
	Principal	Principal Lifetime Hybrid Target 2035	***	4,010,388
	Principal	Principal Lifetime Hybrid Target 2040	***	1,510,523
	Principal	Principal Lifetime Hybrid Target 2045	***	2,520,903
	Principal	Principal Lifetime Hybrid Target 2050	***	1,091,864
	Principal	Principal Lifetime Hybrid Target 2055	***	194,338
	Principal	Principal Lifetime Hybrid Target 2060	***	55,878
*	Wells Fargo	Wells Fargo Stable Return Fund N	***	1,414,399
	Total collective trust funds			18,900,173
Mutual funds
	American Beacon	American Beacon Bridgeway Lg Cp Val Inst	***	237,969
	American Beacon	American Beacon Small Cap Value I	***	130,479
	Lazard	Lazard International Strategic Eq Instl	***	184,155
	Massachusetts Mutual	MassMutual Select Blue Chip Growth I	***	851,013
	Massachusetts Mutual	MassMutual Select Mid Cap Gr Eq II I	***	382,922
	MFS	MFS Mid Cap Value R6	***	179,193
	Oppenheimer	Oppenheimer Developing Markets Y	***	88,308
	Principal	Principal Real Estate Securities Inst	***	97,542
	Principal	Principal SmallCap Growth I Inst	***	162,893
	Principal	Principle Lifetime Hybrid Income Z	***	14,866
	TCW	Metropolitan West Total Return Bond I	***	202,797
	Vanguard	Vanguard 500 Index Admiral	***	937,688
	Vanguard	Vanguard Mid-Cap Index Adm	***	468,634
	Vanguard	Vanguard Small Cap Index Adm	***	414,859
	Vanguard	Vanguard Total Bond Market Index Admiral	***	339,893
	Vanguard	Vanguard Total Intl Stock Index Admiral	***	125,709
*	Wells Fargo	Wells Fargo Government Money Market Fund	***	54,770
	Total mutual funds			4,873,690
**	Mobile Mini, Inc.	Common stock of Plan Sponsor	***	1,235,266
	Notes receivable from participants	Interest rates ranging from 4.25% to 8.00%, maturity dates through February 2032, and collateralized by the participant's account balance.	-0-	820,404
				$25,829,533

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant directed, therefore, disclosure of cost is not required.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

June 28, 2019	By:	/s/ Chad Ainsworth____________
Chad Ainsworth Vice President, Chief Accounting Officer of Mobile Mini, Inc.